SharesPost 100 Fund

(the "Fund")

Supplement dated March 1, 2021 to each Prospectus and the Statement of Additional Information

("SAI") of the Class A, Class L and Class I Shares of the Fund dated May 1, 2020

This supplement updates and, to the extent inconsistent therewith, replaces information contained in the Prospectuses and SAI of the Fund and is in addition to any other supplement(s), unless otherwise specified. You should read this Supplement in conjunction with the Prospectuses and SAI and retain it for future reference.

The changes below will take effect for the Fund on April 30, 2021, with respect to the change in the 80% Policy (as defined below) and the change in the name of the Fund. All other changes herein shall be effective as of the date of this Supplement.

Changes to the Fund’s Name and Website:

1.	The name of the Fund will be changed to “The Private Shares Fund”.

2.	All references to www.sharespost100fund.com in each Prospectus and the Fund’s SAI are hereby deleted and replaced with www.privatesharesfund.com.

Changes to the Fund’s Investment Strategy:

The Fund will continue to seek to achieve its investment objective by primarily investing in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating, late-stage, growth companies; however, the Fund will no longer primarily select such securities from the SharesPost 100 list. Instead, the Fund will seek to invest, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in equity securities issued by private, operating growth companies. Accordingly, all references to the Fund investing at least 80% or 85% of its assets in companies in the Shares Post 100 are hereby deleted. Further, the following specific changes are hereby made to the Fund’s Prospectus:

3.	All references to the Fund’s “80% Policy” (as defined below), are hereby deleted and replaced with the following:

The Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% (the “80% Policy”) of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of private, operating growth companies (“Portfolio Companies”). For the purposes of the 80% Policy, a private company is one that, at the time of the Fund’s investment in such company does not have a class of securities listed on an exchange, as that term is defined under the Securities Exchange Act of 1934, as amended. Securities purchased at the time an issuer was a private company shall continue to be counted towards the 80% Policy during the term of any post-IPO or other comparable lockup if such issuer ceases to be a private company.

4.	The ninth paragraph of the Prospectus cover page is deleted in its entirety and replaced with the following:

The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by primarily investing, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of private, operating growth companies. The Fund invests in operating businesses and generally does not invest in pooled investment vehicles, funds of funds, or hedge funds, except the Fund may invest in (i) exchange-traded funds to equitize cash positions so the Fund can remain invested, consistent with its investment objective, while awaiting investment in Portfolio Companies or in anticipation of quarterly repurchases of Fund Shares, and (ii) special purpose vehicles (“SPVs”) and similar investment structures to obtain exposure to Portfolio Companies, in each case in accordance with policies approved by the Board. The Investment Adviser’s primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Notwithstanding the foregoing, if the Investment Adviser believes it to be in the best interest of the Fund, the Fund may: (i) continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities or (ii) sell such securities prior to the occurrence of a liquidity event.

5.	The first two paragraphs of the “Investment Objective and Strategies” section in the Prospectus Summary are deleted in their entirety and replaced with the following:

Investment Objective. The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by primarily investing, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating growth companies. The Fund invests in operating businesses and generally does not invest in pooled investment vehicles, funds of funds, or hedge funds, except the Fund may invest in (i) exchange-traded funds to equitize cash positions so the Fund can remain invested, consistent with its investment objective, while awaiting investment in Portfolio Companies or in anticipation of quarterly repurchases of Fund Shares, and (ii) SPVs and similar investment structures to obtain exposure to Portfolio Companies, in each case in accordance with policies approved by the Board. The Investment Adviser’s primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Notwithstanding the foregoing, if the Investment Adviser believes it to be in the best interest of the Fund, the Fund may: (i) continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities or (ii) sell such securities prior to the occurrence of a liquidity event. The late-stage Portfolio Companies in which the Fund invests are generally expected to have a liquidity event within two to four years of such securities purchase by the Fund, and the Investment Adviser takes the expected timing of any such event into consideration when it is making investment decisions on behalf of the Fund.

As discussed above, the Fund invests primarily in equity securities of Portfolio Companies, which consists of shares of either common or a series of preferred stock of such company or convertible debt issued by such company which is convertible into shares of common or a series of preferred stock of such company (and references to “equity securities” throughout this Prospectus includes such equity-linked convertible notes). The Fund may also invest in SPVs and similar investment structures to obtain exposure to Portfolio Companies in accordance with policies approved by the Board. The Fund expects that most of its investments will be made in U.S. domestic Portfolio Companies (i.e., companies organized in the United States), but it is not prohibited from investing in Portfolio Companies organized in foreign jurisdictions, including those organized in emerging market countries. We expect that our holdings of equity securities may require several years to appreciate in value, and we can offer no assurance that such appreciation will occur. Due to the illiquid nature of most of our investments and transfer restrictions that equity securities are typically subject to, we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares), or at all. The equity securities in which we invest will often be subject to drag-along rights, which permit a majority stockholder in the company to force minority stockholders to join a company sale (which may be at a price per share lower than our initial purchase price). In addition, we will often be subject to lockup provisions that prohibit us from selling our equity investments into the public market for specified periods of time after IPOs of the Portfolio Company, typically 180 days. As a result, the market price of securities that we hold may decline substantially before we are able to sell these securities following an IPO. For a complete discussion of the risks involved with our investments, please read the section entitled “Risk Factors”.

6.	The fifth paragraph of the “Investment Objective and Strategies” section in the Prospectus Summary is deleted in its entirety and replaced with the following:

Investment Strategies. The Fund generally invests in Portfolio Companies through secondary purchases and exchanges from selling shareholders of such companies, but under certain circumstances may, in the discretion of the Investment Adviser, purchase securities directly from such Portfolio Companies, including through simple agreements for future equity (“SAFE”), or engage in a covered call option strategy. The Fund may also invest in SPVs and similar investment structures to obtain exposure to Portfolio Companies in accordance with policies approved by the Board.

7.	The first two paragraphs of the “Investment Objective, Strategies, Methodology and Policies” section of the Prospectus are deleted in their entirety and replaced with the following:

The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by primarily investing, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating growth companies. The Fund invests in operating businesses and generally does not invest in pooled investment vehicles, funds of funds, or hedge funds, except the Fund may invest in (i) exchange-traded funds to equitize cash positions so the Fund can remain invested, consistent with its investment objective, while awaiting investment in Portfolio Companies or in anticipation of quarterly repurchases of Fund Shares, and (ii) SPVs and similar investment structures to obtain exposure to Portfolio Companies, in each case in accordance with policies approved by the Board. The Investment Adviser’s primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Notwithstanding the foregoing, if the Investment Adviser believes it to be in the best interest of the Fund, the Fund may: (i) continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities or (ii) sell such securities prior to the occurrence of a liquidity event. The late-stage Portfolio Companies in which the Fund invests are generally expected to have a liquidity event within two to four years of such securities purchase by the Fund, and the Investment Adviser takes the expected timing of any such event into consideration when it is making investment decisions on behalf of the Fund.

As discussed above, the Fund invests primarily in equity securities of Portfolio Companies, which consists of shares of either common or a series of preferred stock of such company or convertible debt issued by such company which is convertible into shares of common or a series of preferred stock of such company (and references to “equity securities” throughout this Prospectus includes such equity-linked convertible notes). The Fund may also invest in SPVs and similar investment structures to obtain exposure to Portfolio Companies in accordance with policies approved by the Board. The Fund expects that most of its investments will be made in U.S. domestic Portfolio Companies (i.e., companies organized in the United States), but it is not prohibited from investing in Portfolio Companies organized in foreign jurisdictions, including those organized in emerging market countries. The Fund makes investments in the securities of Portfolio Companies the Fund reasonably believes it can readily fair value. We expect that our holdings of equity securities may require several years to appreciate in value, and we can offer no assurance that such appreciation will occur. Due to the illiquid nature of most of our investments and transfer restrictions that equity securities are typically subject to, we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares), or at all. The equity securities in which we invest will often be subject to drag-along rights, which permit a majority stockholder in the company to force minority stockholders to join a company sale (which may be at a price per share lower than our cost basis). In addition, we will often be subject to lockup provisions that prohibit us from selling our equity investments into the public market for specified periods of time after IPOs of the Portfolio Company, typically 180 days. As a result, the market price of securities that we hold may decline substantially before we are able to sell these securities following an IPO. For a complete discussion of the risks involved with our investments, please read the section entitled “Risk Factors”.

8.	The following is added as the last paragraph of the “Investment Objective and Strategies” section in the Prospectus Summary and the last paragraph of the “Investment Objective, Strategies, Methodology and Policies” section of the Prospectus:

Cash or Similar Investments and Temporary Strategies of the Fund. At the Investment Adviser’s discretion, the Fund may, instead of investing in Portfolio Companies, invest its available cash in high-quality, short-term debt securities, money market instruments and money market funds for (i) temporary defensive purposes in response to adverse market, economic or political conditions and (ii) retaining flexibility in meeting repurchase requests, paying expenses, and identifying and assessing investment opportunities. These short-term debt securities and money market instruments include cash, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities, discount notes and repurchase agreements. To the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund will bear its pro rata portion of such money market funds’ management fees and operational expenses. When investing for temporary defensive purposes, there is no specific limit in the amount of the Fund’s total assets in which the Investment Adviser may invest in such instruments. Taking a temporary defensive position may result in the Fund not achieving its investment objective.

The Fund’s Exchange Feature:

9.	The first paragraph in the “Purchase of Shares” section of the Prospectus Summary is deleted in its entirety and replaced with the following:

Each investor must initially purchase a minimum of $2,500 of Shares in the Fund (with respect to Class A and Class L shares), plus any applicable sales load, or $1,000,000 with respect to Class I shares. The Fund reserves the right to waive the investment minimum. The Fund may accept both initial and additional applications by investors to purchase Shares at such times as the Fund may determine, subject, in the case of investors purchasing Shares with cash, to the receipt of cleared funds on or prior to the third business day prior to the relevant subscription date (or such other acceptance date set by the Fund and notified to prospective Shareholders prior to a subscription date). Investors may also purchase Shares by exchanging securities of Portfolio Companies or potential Portfolio Companies for Shares (i.e., an in-kind purchase) on any day that the Fund is open for purchases, subject to certain conditions, as discussed below.

10.	The first two paragraphs in the “Exchange Feature” section of the Prospectus Summary are deleted in their entirety and replaced with the following:

The Fund provides the opportunity for holders of securities in Portfolio Companies or potential Portfolio Companies to acquire Shares of the Fund in exchange for such securities (i.e., an in-kind purchase) on any day that the Fund is open for purchases. This exchange mechanism provides such holders the ability to diversify their portfolios, and provides the Fund an additional way to source shares in Portfolio Companies.

Each exchange of Portfolio Company or potential Portfolio Company shares for Fund Shares is subject to approval by the Investment Adviser in accordance with procedures adopted by the Board of Trustees. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges.

11.	The second paragraph in the “Subscription for Shares” section of the Prospectus is deleted in its entirety and replaced with the following:

Investors may also purchase Shares by exchanging securities of Portfolio Companies or potential Portfolio Companies for Fund Shares (i.e., an in-kind purchase) on any day that the Fund is open for purchases, subject to meeting the conditions below. Each exchange of Portfolio Company or potential Portfolio Company shares for Fund Shares is subject to approval by the Investment Adviser in accordance with procedures adopted by the Board of Trustees. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges. The Investment Adviser shall determine the valuation of such securities and the number of Shares for which such securities may be exchanged. The value of shares of Portfolio Companies or potential Portfolio Companies to be exchanged by prospective investors for Shares will be determined by the parties, taking factors into account such as the recent trading prices of such shares on alternative trading systems and other private secondary markets, financial results of such Portfolio Company or potential Portfolio Company (when available), research reports and other diligence materials, and the fair value of such security as determined under the Fund’s valuation policies and procedures to the extent such security is already a part of the Fund’s portfolio. Such exchanges would result in a taxable event for the exchanging shareholder with a taxable capital gain in the amount of the difference between such shareholder’s basis in the exchanged shares and the fair market value of the Shares received in the exchange. The Investment Adviser will not receive any Payment in connection with the exchange by an investor of Portfolio Company or potential Portfolio Company shares for Fund Shares and such exchanges will not be subject to sales loads.

The Fund’s Expense Limitation Agreement:

12.	The first sentence of the third paragraph of the “Fees” section in the Class A Prospectus Summary is deleted in its entirety and replaced with the following:

The Investment Adviser has entered into a written expense limitation agreement (the “Expense Limitation Agreement”) under which it has agreed to limit the total expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.50% of the average daily net assets of the Fund (the “Expense Limitation”) attributable to Class A Shares until December 9, 2022, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees.

13.	The first sentence of footnote five to the “Summary of Fund Expenses” section and the first sentence of the first paragraph of the “Fees and Expenses—Expense Limitation Agreement” section of the Class A Prospectus are deleted in their entirety and replaced with the following:

The Investment Adviser has entered into a written Expense Limitation Agreement under which it has agreed to limit the total expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.50% of the average daily net assets of the Fund attributable to Class A Shares until December 9, 2022, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees.

14.	The first sentence of the fourth paragraph of the “Fees” section in the Class L Prospectus Summary is deleted in its entirety and replaced with the following:

The Investment Adviser has entered into a written expense limitation agreement (the “Expense Limitation Agreement”) under which it has agreed to limit the total expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.75% of the average daily net assets of the Fund (the “Expense Limitation”) attributable to Class L Shares until December 9, 2022, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees.

15.	The first sentence of footnote six to the “Summary of Fund Expenses” section and the first sentence of the first paragraph of the “Fees and Expenses—Expense Limitation Agreement” section of the Class L Prospectus are deleted in their entirety and replaced with the following:

The Investment Adviser has entered into a written Expense Limitation Agreement under which it has agreed to limit the total expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.75% of the average daily net assets of the Fund attributable to Class L Shares until December 9, 2022, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees.

16.	The first sentence of the third paragraph of the “Fees” section in the Class I Prospectus Summary is deleted in its entirety and replaced with the following:

The Investment Adviser has entered into a written expense limitation agreement (the “Expense Limitation Agreement”) under which it has agreed to limit the total expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.25% of the average daily net assets of the Fund (the “Expense Limitation”) attributable to Class I Shares until December 9, 2022, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees.

17.	The first sentence of footnote four to the “Summary of Fund Expenses” section and the first sentence of the first paragraph of the “Fees and Expenses—Expense Limitation Agreement” section of the Class I Prospectus are deleted in their entirety and replaced with the following:

The Investment Adviser has entered into a written Expense Limitation Agreement under which it has agreed to limit the total expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to an annual rate of 2.25% of the average daily net assets of the Fund attributable to Class I Shares until December 9, 2022, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees.

Changes to the Fund’s Risks:

18.	The following is added as the last paragraph of the “Risk Factors—Risks Related to Our Investments—We may not realize gains from our investments, may be compelled to liquidate our investments at a loss as a result of actions of majority shareholders and, because certain of our Portfolio Companies may incur substantial debt to finance their operations, we may experience a complete loss on our investment in the event of a bankruptcy or liquidation of any of our Portfolio Companies” section of the Prospectus:

The Fund may enter into SAFE agreements with Portfolio Companies, which give the Fund certain rights for future equity in such Portfolio Companies similar to a warrant, except without determining a specific price per share at the time of the initial investment. The Fund’s ability to receive Portfolio Company equity under a SAFE is contingent upon the occurrence of triggering events set forth in the applicable SAFE, such as a priced round of investment or liquidation event, which may never materialize. In addition, SAFE terms may vary from agreement to agreement, and may provide a right to the Portfolio Company to repurchase the Fund’s future right to equity before a triggering event occurs. There is no guarantee that the Fund will receive favorable terms when entering into a SAFE or that the Fund will recover its investment in a Portfolio Company made under such agreement.

19.	The following is added to the “Risk Factors—Risks Related to Our Investments” section of the Prospectus:

The Fund will bear its pro rata portion of expenses on investments in SPVs or similar investment structures and will have no direct claim against underlying Portfolio Companies.

The Fund may invest in SPVs and similar investment structures that invest in Portfolio Companies. As an investor in an SPV or similar investment structure, the Fund would receive distributions on its interest in accordance with the governing documents of the SPV or similar investment structure, as applicable. This structure is intended to enhance the ability of the Fund to gain exposure to Portfolio Companies. The Fund, as a holder of securities issued by an SPV or similar investment structure will bear its pro rata portion of such SPV or investment structure’s expenses. These expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing costs and/or potentially reducing returns to investors. In addition, the Fund will have no direct claim against any Portfolio Company held by an SPV or similar investment structure.

20.	The following is added to the “Risk Factors—Risks Related to Our Business and Structure” section of the Prospectus:

There are significant potential risks relating to holding Portfolio Company securities following an IPO.

The value of shares of a Portfolio Company following an IPO may and likely will fluctuate considerably more than during the private phase of their offering. Additionally, due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about a company’s business model, quality of management, earnings growth potential and other criteria used to evaluate its investment prospects, the shares of Portfolio Companies following an IPO may experience high amounts of volatility, generally. Investments in companies that have recently sold securities through an IPO involve greater risks than investments in shares of companies that have traded publicly on an exchange for extended periods of time. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to sell significant amounts of shares without an unfavorable impact on prevailing prices. As a result, the market price of securities that the Fund holds may decline substantially before the Investment Adviser is able to sell these securities following an IPO.

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